Exhibit 23.6

CONSENT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

To the Board of Directors
Xfone, Inc.

Gentlemen:

We consent to the inclusion of our Report of Independent Registered Public Accounting Firm dated March 26, 2009 with respect to the balance sheets of Xfone 018 Ltd. as of December 31, 2008 and 2007 and the related statements of operations, shareholders' equity (deficiency) and cash flows for the years then ended.   We understand that our Report of Independent Registered Public Accounting Firm dated March 26, 2009 was used in connection with the audit of the consolidated financial statements of Xfone, Inc. and its subsidiaries for the fiscal year ended December 31, 2008, and will be filed in connection with the annual report on form 10-K for the fiscal year ended December 31, 2008 of Xfone, Inc.

/s/ Yarel + Partners
Yarel + Partners
C.P.A (Isr.)
Tel Aviv, Israel
March 31, 2009